UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              PACIFIC TELCOM, INC.
                 (Name of Small Business Issuer in its charter)


           Illinois                                   36-4328683
   (State of Incorporation)               (I.R.S., Employer Identification No.)

  4270 S. Decatur Blvd., Suite A-9
         Las Vegas, Nevada                              89103
(Address of principal executive offices)              (Zip Code)


                                 (415) 365-4500
                           (Issuer's telephone number)


           Securities to be registered under Section 12(g) of the Act:

                            25,000,000 Common Shares
                                (Title of Class)

                               PACIFIC TELCOM INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS


  Item  1     Description  of  Business. . . . . . . . . . . . . . . . . .   2

  Item  2     Management's  Discussion  and  Analysis. . . . . . . . . . .   7

  Item  3     Description  of  Property. . . . . . . . . . . . . . . . . .   8

  Item  4     Security  Ownership  of  Certain  Beneficial  Owners
                and  Management. . . . . . . . . . . . . . . . . . . . . .   9

  Item  5     Directors, Executive Officers, Promotors and
                Control  Persons . . . . . . . . . . . . . . . . . . . . .  11

  Item  6     Executive  Compensation. . . . . . . . . . . . . . . . . . .  16

  Item  7     Certain  Relationships  and  Related  Transactions . . . . .  16

  Item  8     Legal  Proceedings . . . . . . . . . . . . . . . . . . . . .  17

  Item  9     Market  for  Common  Equity  and  Related
                Stockholder  Matters . . . . . . . . . . . . . . . . . . .  17

  Item  10    Recent  Sales  of  Unregistered  Securities. . . . . . . . .  18

  Item  11    Description  of  Securities. . . . . . . . . . . . . . . . .  18

  Item  12    Indemnification  of  Directors  and  Officers. . . . . . . .  19

  Item  13    Financial  Statements  . . . . . . . . . . . . . . . . . . .  19

  Item  14    Changes  in  and  Disagreements  with  Accountants
                on  Accounting  and  Financial  Disclosure . . . . . . . .  19

  Item  15    Financial  Statements  and  Exhibits . . . . . . . . . . . .  19

ITEM  1.  DESCRIPTION  OF  BUSINESS.

     (A)  BUSINESS DEVELOPMENT

          Pacific Telcom, Inc. [the "Company"] is a Re-Seller of Telecommunications Products and Services, called "Genie" or "Universal Office", owned or licensed by EasyTel, a Nevada Corporation ("EasyTel").

          The Company was incorporated in Illinois on May 2, 1991 as Drayton Hall & Co. but was not active from its incorporation through 1997. On May 13, 1998, the Company changed its name to Pacific Telcom, Inc.

     (B)  BUSINESS OF ISSUER.

          1. The Company's principal product and service is a personal communication system for business, professional and individual users which integrates into a single telephone number voice mail, fax, pager, cellular and other telephone services as well as an e-mail notification service.

          2. The Company's product and service create a low cost virtual office for its subscribers. Some of the commonly used functions the Company provides to its subscribers include:

               i. Direction of voice and fax traffic to the appropriate phone/fax (Mobile, LAN or wireless) while maintaining a single phone number for customers and other contacts (follow me service);

               ii.  Call  traffic   distribution   among   sales,   service  and
                    administrative staff regardless of location to maximize service to customers and trade partners;

               iii. Faxes on demand;

               iv. Prescreening and queuing of customers until the appropriate sales person is identified or placed into voice mail;

               v. Instruction on how to send or receive a fax or automatically leave a message with the system's virtual assistant;

               vi. Sending voice and fax mail electronically to a computing device to be received via e-mail;

               vii. Conferencing of caller with any number of individuals; viii.
                    Fax and message broadcasting from any location;


               ix.  Acceptance and processing of sales orders; and

               x. An on-line real-time credit card processing by Cardservice International for orders and payments.

          3. The Company's system operates on a software program and hardware platform licensed by Universal Office Corporation, a wholly owned subsidiary of InfoUSA, to EasyTel, who sub-licenses them to the Company. The Company owns its switching equipment.

          4. The Company buys it's communication time from WorldCom. The Company's switching equipment is co-located with the switching centers of MCI WorldCom. This arrangement is on a non-exclusive rental basis. The Company can, even while co-located with MCI, contract with other telephone service providers for required services such as long distance. The Company's switching equipment is covered under MCI's security and disaster plans and includes their on-site service and maintenance. With equipment located in the same facility as MCI, the Company incurs no cost for the installation of T-1 telephone lines and pays a monthly service cost per line at a very competitive rate. MCI has agreed to let the Company co-locate in any city in which MCI has a co-location site available. If no site is available, in the past MCI has agreed to build one or to pay any costs in excess of the amount the Company paid MCI under its co-location agreement. The Company uses other third party providers where MCI does not have a presence. MCI's agreement with EasyTel specifically provides for the connection of the re-sellers switches to telephone lines of other telephone service providers.

          5. The Company's present market is the continental United States and Canada. It offers service in Northern and Southern California through its switches in Encino, Los Angeles, San Francisco, San Diego and through other switches located in Chicago, Seattle, Portland, Sacramento, Toronto, Minneapolis-St. Paul, Denver and Dallas. Nationwide toll free service is also offered.

          6. The Company plans to provide service in the following markets by the end of 2001:

               North  America
               --------------

                 Boise,  Idaho                   Miami,  Florida
                 Phoenix,  Arizona               Atlanta,  Georgia
                 New York City, New York         Houston,  Texas
                 Orlando,  Florida               Reno,  Nevada
                 Las  Vegas,  Nevada             Montreal,  Quebec

                 Vancouver, British Columbia     Calgary, Alberta
                 Edmonton,  Alberta              Boston,  Massachusetts
                 Charlotte, North Carolina       Grand  Rapids,  Michigan
                 Philadelphia, Pennsylvania      Washington,  D.  C.
                 Spokane,  Washington            Honolulu,  Hawaii
                 San Antonio, Texas              Indianapolis,  Indiana

               Other  Countries
               ----------------

                 Australia                       New  Zealand
                 Japan                           France
                 Germany                         England
                 Argentina                       South  Africa
                 Mexico                          Switzerland
                 Sweden                          Denmark

          7. The Company distributes its products and services by using Independent marketing entities, individuals, and retail vendors of such products as cell phones, pagers, computers and other Internet appliances. The Company's largest outlet is comprised of six groups of independent distribution networks within the Quixtar Network Marketing Company, which have about 300,000 independent Quixtar/Amway distributors (the "Alliance"). Quixtar is a global marketing and distribution network of more than 3,000,000 individuals distributing Quixtar/ Amway products. Senior members of the Alliance are responsible for a significant portion of the Company's current subscribers and many of its recent investors.

          8.   No new products or services have been publicly announced.

          9. Competition in the Company's products and services is intense. Voice Mail is the service closest to that offered by EasyTel and is available throughout the United States from firms ranging in size from Lucent Technologies, AT&T, MCI and Ameritech to small firms that operate out of a single office. The Company's competitive position in the industry is negligible. The Company has eliminated the development costs of a fully developed and proven product and competes through its licensing arrangement with EasyTel by minimizing long distance line and other costs through the volume purchases of EasyTel and by aggressive marketing. The Company operates through an integrated network of switches located in each of the markets it services which gives it a competitive cost advantage because many of it's competitors offer their service through a centralized location which requires their customers to access the system by the use of toll-free numbers or by "back-hauling" traffic to a centralized location.

          10. The raw materials of the Company consist of providing switched and switchless value added telecommunication services. The Company offers the Universal Telephone Number service enabling customers to receive and make telephone calls, messages, faxes and paging on a single telephone number. The Company also provides long distance calling cards and line services from EasyTel, all of which are readily available.

          11. The Company's customers range from large firms to residential telephone users. There currently is a dependence on Quixtar Network Marketing Company, which has about 300,000 independent Quixtar/Amway distributors, and is responsible for a significant portion of the Company's current subscribers. The Company has approximately 11,000 active subscribers.

          12. The Company does not own any of the patents or trademarks on the products or services it re-sells.

          13. The Company entered into an April 23, 1998 agreement with EasyTel by which the Company acquired the right to open new geographic markets to re-sell the EasyTel products and services for ten years (which is renewable for successive five year terms). Once the Company opens a new geographic market, it has the exclusive right to sell in that market for a period of two years. The Company is currently negotiating with EasyTel to significantly increase this period. For the Canadian market, the right to re-sell is exclusive for a period of twenty years. If the agreement with EasyTel is not extended beyond its initial 10-year term, the Company and EasyTel will continue to have joint ownership of the switches and they will continue to share equally in all revenues generated by the Company during the term of the agreement.

          14. The Company is responsible for all start-up costs in opening a new re-selling market. EasyTel and the Company each share one-half of the adjusted gross revenues (net of certain defined expenses such as telephone DIAL-tone charges, easy tips, customer service, charge backs credit card discounts, account activation fees and monthly sales commissions) and share one-half of costs of equipment and installation.

          15. EasyTel provides some of the products and services as a licensee from the Universal Office Corporation, a Nevada corporation. EasyTel is financially dependent on its share of the Company's revenues to fulfill its obligations to the Company such as developing and maintaining software. EasyTel is responsible for providing technical support, remote operation of telecommunications platforms, software maintenance, software development, long distance access maintenance, maintenance of customer account information, billing, payment processing, and credit card charge processing.

          16. On February 11, 2000, the Company acquired all the stock and stock rights of EasyTel Canada Corporation for $250,000 US dollars, 1,000,000 common shares of the Company, and assumption of an EasyTel Canada bank loan secured by a portion of the cash proceeds ($32,500) paid to the seller. Monthly payments are $2,187 plus interest.

               On November 3, 2000, the Company incorporated a wholly-owned subsidiary in Canada, Pacific TelCom (Canada) Inc. On November 6, 2000, the Company entered into an Agreement to Terminate the acquisition of EasyTel Canada Corporation. Also on November 6, 2000, the Company and its wholly-owned subsidiary Pacific TelCom (Canada) Inc. acquired all the stock and stock rights of EasyTel Canada Corporation for $250,000 US Dollars and 1,125,000 Class A Special Shares of Pacific TelCom (Canada) Inc. convertible to 1,125,000 common shares of the Company, and assumed the same loan of EasyTel Canada Corporation, on the same terms as on February 11, 2000.

          17. On September 16, 2000, the Company purchased 45.05% of M&M Communications, which owns a 144 port telecommunications switch in Encino, California and is a party to agreements among EasyTel and the Alliance of entities, which refer customers to EasyTel services. The Company paid $5,000 cash and has executed a non-interest bearing promissory note due December 1, 2000 for $129,232 as well as issuing 53,693 shares of the Company's stock to Asher Milgrom, the seller. As additional consideration, the Company will pay a 3 year earn-out on 45.05% of the revenues generated by the Alliance under the M&M Re-Seller's Representative Agreements, fixed at $8,000 per month for the term of the earn-out, provided that the Re-Seller's Representative Agreements remain in effect.

          18. On October 2, 2000, the Company entered into a Sale of Assets Agreements with Axon Connectivity Technology, Inc., a Nevada corporation, in which the Company purchased assets consisting of a 144 port telecommunications switch in San Diego, California, a 144 port telecommunications switch located in Minneapolis, Minnesota, the rights to the completion of the purchase and installation of a 144 port switch in New York City, New York, the rights to the completion of the purchase and installation of a 144 port switch in Miami, Florida and the rights to all proceeds from all accounts hosted on these telecommunication switches. The Company has executed a non-interest bearing installment promissory note due December 1, 2000 for $428,040 as well as issuing 192,816 shares of the Company's stock to Axon Connectivity Technology, Inc., the Seller.

          19. The Company does not currently need any governmental approval for re-selling its products and services. If the government were to regulate the Company's re-selling business, costs and potential liability would increase and the Company's competitive position would be impacted by decreased profits and the pressure to increase prices.

          20. In the last two fiscal years, there have been no expenditures for research and development activities. The Company does not own the technology it uses. A future sale of its business would involve an allocation of the total sale price between the value of the customer base owned by the Company and the value of the technology owned by EasyTel.

          21. There are no costs or effects of compliance with Federal, state, and local environmental laws.

          22.  The Company has 12 full time employees.


     ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

     PLAN OF OPERATION

          1. The Company has satisfied its past cash requirements from periodic payments on unsecured one-year promissory notes dated May 12, 1998 of $100,000 each at 8% interest per annum from related parties. Such notes have now been paid in full. In addition, there was a $100,000 promissory note payable in exchange for print media service from a related party, which is expected to be used in 2000. The Company's rapid expansion, and its ability to continue as a going concern, requires raising additional funds within the next 12 months.

          2. In the first six months of 2000, the Company raised $1,600,000 and received commitments for $2,100,000 by the November 30, 2000 Placement closing date on an outstanding $5,000,000 Private Placement Offering.

          3. The Company is making a Form 10-SB filing and intends to make a subsequent filing for trading as a small cap stock issue on NASDAQ. The Company may elect to do a smaller public offering pursuant to Regulation "A" for $5,000,000 to be followed with a larger secondary public offering.

          4. On September 14, 2000, the Company's Board of Directors approved a resolution for the Company to issue up to $10,000,000 in Medium-Term, Convertible, 9% Capital Notes in increments of $500,000 per Capital Note. An underwriting firm has approved this offering.

          5.   The  Company  will  continue  to  pursue   leasing  lines  as  an
               alternative to cash financing.

          6. As a co-venturer of the products and services of others, the Company does not do any research; but, it does plan to develop its market within the next 12 months by making greater use of independent marketing entities and individuals.

          7. Within the next 12 months, the Company expects to add 2 administrative and 12 additional customer service personnel. In addition, it plans to add over $10,000,000 to its switching equipment and software (the Universal Office Platform).

          8. The Company is negotiating with various entities to offer the following services:

               -    Dial 1 + long distance

               -    A national activation agent for Nextel and Verizon Wireless

               -    Re-Seller of ISP services in certain states


ITEM 3. DESCRIPTION OF PROPERTY.

     The Company's primary office space is located at 4270 S. Decatur Blvd., Suite A-9, Las Vegas, Nevada 89103 under a one year triple net lease of 2,489 square feet for $44,802 per year, which has been pre-paid. The lease expires March 26, 2001 with an option to renew for one year at a fixed 4% annual rent increase.

     Because the Company is co-locating its hardware and Universal Office platform with companies such as MCI WorldCom, it is not necessary to establish offices with their attendant costs. The Company plans to lease administrative offices of no more than 1,000 square feet per office as additional market areas are opened.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND
          MANAGEMENT.

     (A)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.



     (1)               (2)                         (3)                    (4)
                 Name and Address           Amount and Nature           Percent
Title of Class   of Beneficial Owner        of Beneficial Owner(1)      of Class


Common Shares    Bill J. Angelos, Jr.       1,467,900  Shares           14.04
                 5604 Sligo Street
                 Las Vegas, NV 89130

Common Shares    Kenneth G. Mason           1,319,571  Shares           12.62
                 1618 Spence  Avenue
                 Wilmette,  IL  60091

Common Shares    Richard A  Chase           1,247,500  Shares           11.93
                 6218 Ramirez Mesa Dr.
                 Malibu, CA  90265

Common Shares    EasyTel                    756,459  Shares              7.23
                 320 E. Charleston Blvd.
                 Suite  204-221
                 Las Vegas, NV 89104

_________________
(1) All  shareholder  information  as  of  June  30,  2000

     (B)  SECURITY  OWNERSHIP  OF  MANAGEMENT.


     (1)               (2)                         (3)                    (4)
                 Name and Address           Amount and Nature           Percent
Title of Class   of Beneficial Owner        of Beneficial Owner         of Class


Common Shares    Bill J. Angelos, Jr.       1,467,900 Shares             14.04
                 Director
                 5604  Sligo  Street
                 Las  Vegas,  NV  89130

Common Shares    Kenneth  G.  Mason         1,319,571 Shares             12.62
                 Director
                 1618 Spencer Avenue
                 Wilmette, IL 60091

Common Shares    Richard  A. Chase          1,247,500 Shares             11.93
                 Director
                 6218  Ramirez  Mesa  Dr.
                 Malibu,  CA  90265

Common Shares    Richard C. Goldstein         673,032 Shares              6.43
                 Director
                 53  Hetherington Crescent
                 Thornhill, Ontario L4J 2M9

Common Shares    James G. Floor               500,000 Shares              4.78
                 Director
                 7120 Summerwood Ct.
                 Granite Bay, CA 95746

Common Shares    Harry  Brix                  200,000 Shares              1.91
                 Director
                 541  Division  Street
                 Campbell, CA 95008

Common Shares    Driggs Jessup                110,000 Shares              1.05
                 Director
                 305 Creekside Place
                 Nampa, ID 83686

Common Shares    Bob Blanchard                100,000 Shares               .96
                 Director
                 5075  Cascade Rd., SE
                 Suite K
                 Grand Rapids, MI 49546

Common Shares    Richard  Wiggins             100,000 Shares               .96
                 Director
                 P. O. Box  88
                 Cambridge, ID 83610

Common Shares    Randall L. Skala               6,730 Shares               .06
                 Director
                 15760 Ventura Blvd., #A10
                 Encino, CA 91436


Common Shares   All Directors and Officers  5,724,733 Shares             54.74
------------------------------------------------------------------------------

     (C)  CHANGES IN CONTROL.

     There are no provisions in the charter or by-laws that would delay, defer or prevent a change in control of the Company.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

     (A)  DIRECTORS AND EXECUTIVE OFFICERS.

                                                                 Director in
                                                 Term of         Other Reporting
Name                   Age     Position          Office          Companies
---------------------  ---     ---------------   -------         ---------

Bill J. Angelos, Jr.   50      Chairman and      2 Years         No
                               Chief Executive
                               Officer
                               Director

Mr. Angelos, as an independent financial consultant and investment banker for almost 20 years, has represented several companies in mergers with publicly traded corporations; formed two insurance companies; co-developed $30 million of real estate in Arizona, Oregon and new Mexico; managed an energy resource company with 42 oil and gas wells; has completed several Regulation D private placements; and founded a MESBIC (Minority Enterprise Small Business investment Company) which raised capital and managed a $6 million loan portfolio.

Paul  H.  Jachim       42     President and     1  Years         No
                              Chief Operating
                              Officer

Paul Jachim, President and COO of Pacific Telcom is a Senior Executive with demonstrated skills in the strategic development and successful implementation of businesses. Most recently as President and CEO, Mr. Jachim led the successful launch of Spectra Serve, Inc. a supply chain service business of Union Camp Corporation now International Paper. Mr. Jachim has over 20 years of General and Operations Management P&L experience, 10 of those years with Proctor & Gamble. His education consists of a Bachelors Degree in Engineering and an M.B.A. from Kellogg Graduate School of Management, Northwestern University.

Kenneth  G.  Mason     49     Secretary and     2  Years         No
                              Director

Mr. Mason has been a licensed attorney for more than 20 years. His practice concentrates in corporate formation, corporate transactions, corporate finance, capital structure reorganizations, mergers, acquisitions, asset management and protection, corporate and commercial litigation, and general civil litigation. He has assisted clients in the fields of finance, high tech, computer software engineering, construction and other areas of manufacturing and commercial finance. Mr. Mason has been on the faculty of De Paul University, College of Law and has served as a Special Deputy Prosecuting Attorney for the County of Pierce, State of Washington.

Richard A. Chase      50      Vice President    2  Years         No
                              Chief of Media
                              And  Marketing
                              Services and
                              Director

Since 1968, Mr. Chase has been involved in various entrepreneurial ventures, including Elan Associates, the largest retailer of fresh cut flowers in the United States. Mr. Chase was a founding partner of Bermudez & Associates, the largest independent Hispanic advertising agency in the United States. Mr. Chase was the co-founder and past CEO of Media Resources International, Ltd., a media barter company. Mr. Chase is also president of Chase Investments, Inc.

Franklin  D.          32      Vice President    2  Years         No
 Wittman,  Jr                 Sales and Training

Mr. Wittman has over 15 years of computer related experience. Most recently, he was responsible for overall operations of Mirage Development, Inc., where he developed the company's corporate identity and was responsible for marketing of construction and corporate projects. Mr. Wittman also consults for many companies on the World Wide Web.

Brandi M. Wittman     30     Vice President     1  Year          No
                             Client  Services

Ms. Wittman manages Pacific TelCom's customer call center in Las Vegas and co-ordinates customer care issues with EasyTel. She has over 10-years of Customer Service experience and has been instrumental in developing the Company's policies and procedures in this area.

Robert E. Gilbert     62     Vice President     2  Years         No
                             And Controller

Mr. Gilbert has over 40 years experience in accounting and has provided accounting and financial consulting services to such firms as Mirage Development Corporation, InfoUSA, Concord Business Investments, Inc., Bankers Financial Corporation, Electronic Clearing House and Transamerica Financial Corporation.

Harry  G.  Brix       53     Director           1  Year          Yes

Mr. Brix is Chairman of Paging Dimensions, Inc., a public corporation, which operates in an allied, but not competing, aspect of telecommunications with the Company. He is also the Chairman of Brix Group, Inc., Voice Systems Research and Tape Deck Corp. The Brix Group, Inc. operates American Wireless, a division which vends digital and other wireless cellular phones nationwide. The division also operates a group which is capable of activation new wireless communications subscribers for 90% of the nation. None of Mr. Brix's current positions are with competitors of the Company. Mr. Brix has had direct management experience in the telecommunications field since 1971. He has distributed wireless products and services for such companies as Motorola, Panasonic, Mitsubishi and Audiovox.

Randall L. Skala       32    Director          1  Year           No

Mr. Skala is President and Chief Operating Officer of EasyTel, which he co-founded in March 1995. He is also a director of InfoUSA, the parent company of EasyTel and a director of Universal Office Corporation. Randall Skala was the technical and operational manager of Infotrust Telco, which developed a call processing platform for pre-paid calling cards and other telecommunication services.

J.  Michael  Brown     53    Director          1  year           No

Mr.  Brown  is  the  Chief Executive Officer and President of ProfileHealth.com.
Mr. Brown is an attorney with an advanced management degree from the Harvard Business School. He recently retired as a Vice President in AT&T's Law & Government Affairs group where he was extensively involved with a broad variety of information technologies and Internet applications.

Richard  C.            40    Director          1-Year            No
  Goldstein

Mr. Goldstein founded EasyTel Canada Corporation and is its President. He is also President of First Republic Securities Corp., a licensed securities dealer in the Province of Ontario.

Driggs  M.  Jessup     46    Director          1  Year           No

Mr. Jessup is President and owner of Jessup Enterprises, a national and international e-commerce company. He is also a consultant for Marketing Team Fitness.com, a corporate fitness company. Mr. Jessup is also a professional speaker and trainer for INA (InterNet Association).

Richard  Wiggins       43    Director          1  Year           No

Mr.  Wiggins  is  an  accountant.  He  is  Vice President and General Manager of
Cambridge Telephone (a local exchange carrier providing telephone and CATV service in Southwestern Idaho). He is President of Council Telephone Company (a local exchange carrier), CTC Telcom (a CLEC and ISP provider), CTC Construction (a utility contracting company), and Idaho Telephone Association.

Bob  Blanchard         45    Director          1  Year           No

Mr. Blanchard currently serves as the President/CEO of e-Alliance Holding, Inc., which is a multi-national strategic business alliance, and President/COO of ProNet Global, Inc. that is a leading provider of resources to independent business owners. Earlier, Mr. Blanchard was Vice President of Strategy & Business Development for Reliable Energy Inc., a management consulting firm. He also served as Corporate Director of US Xchange, L.L.C., a start up CLEC with a network in operation in the Midwest, and Director of North America for Amway Corporation one of the world's largest direct selling companies. Mr. Blanchard holds a M.B.A. from Northwestern University.

James  G.  Floor       58    Director          1  Year           No

Mr. Floor is President and Director of International Networking Association, Inc. He owns Floor Enterprises, Inc., which provides training and support for thousands of independent business owners throughout the United States and Canada and generates millions of dollars of revenue annually. Mr. Floor is also an elected member of the Independent Business Owners Association International of Quixtar Corporation and a member of the Board of E. Alliance, Inc. Mr. Floor has a B.S. in Architectural Engineering and an M.B.A.

James  E.  Janz        59    Special           1  Year           No
                             Advisor to
                             The  Board

Mr. Janz has been a businessman for over 37 years. He has developed an international marketing company that does over one billion dollars worth of business per year. He has been a leader in distribution technology for over 10 years assisting in the development of leading edge technology for the distribution of goods and services worldwide.

Mr. Janz currently serves as Chairman of World Serve. He is on the Board of Internet Associates. He has served as the Chairman of the Foundation Board of Trinity University and as the Chairman of a task force on Small Business for the province of British Columbia.

     (B)  SIGNIFICANT EMPLOYEES.

          There is no significant employee that is not an officer.

     (C)  FAMILY RELATIONSHIPS.

          Franklin D.  Wittman,  Jr. and Brandi M. Wittman are husband and wife.
          There  are  no  other  family   relationships  among  the  present  or
          contemplated directors and executive officers.

     (D)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

     None of the directors, executive officers, promoters and control persons have been involved in certain legal proceedings during the past five years.

ITEM  6.  EXECUTIVE  COMPENSATION.


                           SUMMARY COMPENSATION TABLE

                                    Annual Compensation
                                    -------------------
    (a)                     (b)     (c)          (d)               (e)

Name  and
Principal                                                        Al  Other
Position                    Year  Salary ($)     Bonus ($)       Compensation($)
--------------------------------------------------------------------------------


Bill J. Angelos, Jr.        $120,000 + $500      0.5%
Chairman and                for  each  new       of Net After
Chief Executive Officer     Market  opened       Tax Profits
                            $240,000  Cap

Kenneth G. Mason            $-0-                 $5,000  per  month
Secretary                                        Legal  Retainer

Franklin D. Wittman, Jr.    $54,000
Vice  President

Brandi M. Wittman           $30,000
Vice President

Robert E. Gilbert           $36,000
Vice President

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     The following Company shares were issued in 1991 for organizational services:

     Edward  L.  Daniel                    1,168,000
     Kenneth  G.  Mason                    1,364,000
     Sterling  Capital  Consultants           15,000
     Bill  J.  Angelos,  Jr.               1,317,900

     Unsecured one year promissory notes dated May 12, 1998 of $100,000 each at 8% interest per annum were made to the Company from related parties, Edward L. Daniel, Sheldon I. Herman, Bill J. Angelos, Jr., and Kenneth G. Mason in exchange for shares of the Company. The Notes receivable from related parties were paid in 1999.

     On May 5, 1998, Richard A. Chase made a $100,000 promissory note at 8% interest per annum, payable in print media advertising, to the Company in exchange for 1,200,000 Company shares. The Note from Richard A. Chase, payable in prepaid advertising expense, is expected to be used in 2000.

     In consideration of EasyTel entering into a Strategic Alliance Agreement with the Company on April 23, 1998, the Company issued 756,459 shares of its common shares to EasyTel.

     Two Notes Payable by the Company were paid in full subsequent to December 31, 1999 to XXXLLC ($112,000 dated 12/31/98 at 6% interest) and to Cascade Partners ($25,929), an affiliate of the Company's Chairman and Chief Executive Officer, Bill J. Angelos, Jr.

     On April 1, 1998, the Company entered into a 5-year employment agreement with Bill J. Angelos, Jr., the Chairman, Chief Executive Officer and a Director of the Company. He is to receive $120,000 per year plus $500 for each new geographic market opened. There is a base cap of $20,000 per month and a bonus
compensation  of   of  1%  (0.5%)  of  the  net  after  tax  profits.

     Kenneth G. Mason, the Secretary and a Director of the Company receives a legal retainer of $5,000 per month.

     The Company has a 5 year Agency Agreement with Driggs Jessup, a Director of the Company, for the promotion of subscriptions for the Company's services.

     During the second quarter of 2000, the Company received $108,959 nonrecurring, non-cash, consulting income from EasyTel for the sale and exchange of telecommunication equipment.

ITEM  8.  LEGAL  PROCEEDINGS.

     The Company is not a party to any pending legal proceedings and is not aware of any proceeding that any governmental authority may be contemplating.

ITEM  9.  MARKET  FOR  COMMON  EQUITY  AND  RELATED  STOCKHOLDER  MATTERS.

     There  is  no public trading market for the Company's common equity shares.

     As of June 30, 2000, there were 365 shareholders of record of 10,458,540 outstanding common equity shares (including 1,686,600 shares in the name of Drayton Hall & Co. shareholders not yet exchanged for Pacific Telcom, Inc. certificates).

The Company has never declared any cash dividends on its common equity shares. The only restriction limiting its ability to pay any cash dividends is the availability of sufficient funds and a decision of the Board of Directors to make such payments.

ITEM  10.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

Date         Title       Amount Sold Purchaser                         Consideration
----------------------------------------------------------------------------------------------------------------
 04/23/98    Common        756,459  EasyTel                            Right to re-sell
                                                                       EasyTel products

 05/05/98    Common        233,333  Edward L. Daniel                   $100,000 Note

 05/05/98    Common        233,333  Kenneth G. Mason                   $100,000 Note

 05/05/98    Common        233,333  Bill J. Angelos, Jr.               $100,000 Note

 05/05/98    Common      1,200,000  Sheldon I. Herman                  $100,000 Note

 05/05/98    Common        200,000  Harry G. Brix                      Marketing Services

 05/05/98    Common      1,200,000  Richard A. Chase                   $100,000 Note
                                                                       payable in print
                                                                       media advertising

 12/24/99    Common         60,000  Baradaran Revocable                $150,000
                                    Trust

12/30/99     Common         10,000  Daniel Robert &
                                    Dorothy Joan Egan                  $ 25,000

 12/31/99    Common          6,000  CBD Int'l Inc.                     $ 15,000
                                    PSP FBO Clark C. Broome

01/01/00     Common         28,000  Benno & Ingrid Gauer               $ 70,000

01/10/00     Common         21,980  CPM Networks Investments, LTD
                                    Yousa Jaber                        $ 54,950

01/14/00     Common         20,000  Gerry & Virginia Doell             $ 50,000

 01/12/00    Common         20,000  Richard & Katherine                $ 50,000
                                    Lyons
 01/24/00    Common         60,000  Alfred & Sharon Knight             $150,000

01/26/00     Common          6,861  Albert J. Dyck                     $ 17,152.50

01/26/00     Common          6,000  Leon & Connie Oosterhoff           $ 15,000

01/28/00     Common         10,000  Gary Oosterhoff                    $ 25,000

02/01/00     Common          8,000  Ray & Vivian Schartner             $ 20,000

 02/02/00    Common         12,000  Frederick & Madelon                $ 30,000
                                    Holpp

 02/03/00    Common          3,000  Scott Robinson                     $  7,500

 02/07/00    Common         24,000  Gary Smith                         $ 60,000

 02/08/00    Common          6,000  Bill Angelos                       $ 15,000

 02/08/00    Common          6,000  Kerry Angelos                      $ 15,000

 02/08/00    Common          6,000  Vic Devlaeminck                    $ 15,000

 02/10/00    Common         15,000  Brad & Cheryl Biegert              $ 15,000

 02/10/00    Common        116,000  Thomas Ashlock                     $ 290,000

 02/11/00    Common      1,000,000  EasyTel Canada                     8,914,850 common shares of EasyTel Canada

02/15/00     Common          8,000  Ibrahim Darwish                    $ 20,000

02/17/00     Common         18,000  Brian & Leeann Bunn                $ 45,000

02/18/00     Common          6,000  Gloria Rosela Askew                $ 15,000

 02/26/00    Common         12,000  Jack & Rita Daughery               $ 30,000

 03/21/00    Common         16,000  Dan Boettcher                      $ 40,000

 03/30/00    Common          6,000  David Lovett                       $ 15,000

 04/12/00    Common         20,000  Richard & Katherine                $ 50,000
                                    Lyons
 04/13/00    Common          8,000  Ronald & Colleen                   $ 20,000
                                    Polinder

04/17/00     Common         12,000  Mallard Mac Enterprises, Ltd.      $ 45,000

04/17/00     Common         26,000  577990 Alberta, Ltd.               $ 97,500

5/17/00      Common          6,000  John H. Macbeth                    $ 15,000

5/17/00      Common          8,000  Reg Hardin Radford                 $ 20,000

5/17/00      Common          6,500  Dennis Wickersham                  $ 16,250

 05/20/00    Common          6,000  Robin Kressback                    $ 15,000

 05/29/00    Common          6,000  Robert H. DuBose III.              $ 15,000

 05/30/00    Common          6,000  Robert H. DuBose                   $ 15,000

 05/31/00    Common          7,000  William Hoffman                    $ 17,500

 06/02/00    Common          6,000  W. Glenn & Connie                  $ 15,000
                                    Norton

 06/07/00    Common          6,000  Michael & Margaret                 $ 15,000
                                    Faulkner

 06/20/00    Common         18,000  James Elliott                      $ 45,000

6/29/00      Common          6,000  Roger Charest                      $ 15,000

6/29/00      Common          6,000  Magnolia Place                     $ 15,000

6/29/00      Common          6,000  Colin Porozni                      $ 15,000

6/29/00      Common          6,000  Nick & Nancy Porozni               $ 15,000

6/29/00      Common          6,000  Probob Holdings Ltd.               $ 15,000

6/29/00      Common          6,000  Reg Hardin Radford                 $ 15,000

6/29/00      Common          6,000  782409 Azbram Ltd. Willis Porozni  $ 15,000

6/29/00      Common          6,000  Mallett Property Management, Ltd.  $ 15,000

6/29/00      Common          7,000  Ronald A. Pearson                  $ 17,500

6/29/00      Common          6,000  Ray & Vivian Turris                $ 15,000

6/29/00      Common          6,000  571403 BC LTD                      $ 15,000

6/29/00      Common          8,720  591384 B.C. LTD                    $ 21,800

 09/16/00    Common         53,693  Asher Milgrom                      45.05% of M&M
                                                                       Communications

 09/16/00    Common        192,816  Axon Connectivity                  Telecommunication
                                    Technology, Inc.                   Switches

 09/29/00    Common         12,000  Todd Adamson                       $ 30,000

     The Company claims Section 4(2), and regulation "D", Rule 505, private offering exemptions from the registration provisions of the Securities Act of 1933 for the above unregistered securities sales in the United States within the last three years.

ITEM  11.  DESCRIPTION  OF  SECURITIES.

     The Company has only one class of common equity shares. There are no restrictive dividend, voting, or preemption rights. Nor are there any provisions in the charter or By-Laws that would delay, defer or prevent a change in control of the Company.

ITEM  12.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     There are indemnification provisions in the By-Laws of the Company for its Directors and Officers. A temporary binder has been issued for Directors' Errors and Omissions Insurance with a policy date of August 10, 2000.

ITEM  13.  FINANCIAL  STATEMENTS.

ITEM  14.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS  ON
           ACCOUNTING  AND  FINANCIAL  DISCLOSURE.

     There have been no changes in accountants or disagreements with the Company's accountants on accounting and financial disclosure.

ITEM  15.  FINANCIAL  STATEMENTS  AND  EXHIBITS.

     Independent  Auditors  Report . . . . . . . . . . . . . . .   F - 2
     Balance  sheet. . . . . . . . . . . . . . . . . . . . . . .   F - 3
     Statements  of  income  and  expense. . . . . . . . . . . .   F - 4
     Statements  of  shareholders'  equity . . . . . . . . . . .   F - 5
     Statements  of  cash  flows . . . . . . . . . . . . . . . .   F - 6
     Notes  to  financial  statements. . . . . . . . . . . . . .   F - 7

                          INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Pacific Telcom, Inc. and Subsidiary

I have audited the accompanying balance sheets of Pacific Telcom, Inc. and Subsidiary as of June 30, 2000, December 31, 1999 and 1998, and the related statements of income and changes in shareholders' equity for the six month interim period ending June 30, 2000, the years in the ended December 31, 1999, and 1998, and the statements of cash flows for the interim period ended June 30, 2000 and the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Pacific Telcom Inc. management. My responsibility is to express an opinion on these consolidated financial statements based on my audits. The June 30, 2000 statements of the Subsidiary, EasyTel Canada, were audited by other auditors whose report, dated August 25, 2000, expressed an unqualified opinion on those statements.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Telcom Inc. and Subsidiary as of June 30, 2000, December 31, 1999 and 1998, and the results of its operations for the interim period ending June 30, 2000, the two years in the period ended December 31, 1999, and its cash flows for the interim period ending June 30, 2000 and the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

This report is intended solely for the information and use of management, the Board of Directors and for required regulatory reporting. The report is not intended to be and should not be used by anyone other than these specified parties.


David  Christensen  CPA
Vancouver,  Washington
September  12,  2000

                                              PACIFIC TELCOM, INC.
                                          CONSOLIDATED BALANCE SHEETS
                                       As of June 30, 2000 and December 31,


                                                                           June 30, 2000     1999       1998
                                                                            ------------  ----------  ----------
  ASSETS
  Current Assets
    Cash and Cash Equilivants (Note 1)                                      $   382,701   $  69,901   $  65,436
    Account Receivable EASYTEL- Joint Venture (Note 1)                          307,564       8,592
    Subscription Receivable                                                      60,367
    Other Receivables (Note 1)                                                   23,284
                                                                            ------------  ----------  ----------
      Total Current Assets                                                      773,916      78,493      65,436
  Fixed Assets
    Telecommunications Platform Equipment, Net                                2,479,496     141,869     167,633
    Furniture and Equipment, Net                                                137,979      71,231      16,348
                                                                            ------------  ----------  ----------
          Total Fixed Assets, Net (Notes 1 & 7)                               2,617,475     213,100     183,981
    License for Canadian Operations (Note 3)                                    158,378
    Goodwill (Notes 1 & 3)                                                      966,707           -           -
    Notes Receivable-Related Party                                                    -           -     266,534
    Print media Due (Note 8)                                                     86,000     100,000     100,000
    Prepaid and Deferred Expenses                                                94,652      26,293       2,575
                                                                            ------------  ----------  ----------
  TOTAL ASSETS                                                                4,697,128     417,886     618,526
                                                                            ============  ==========  ==========
  Liabilities
    Current Liabilities
      Accounts Payable                                                        1,439,089       6,009     100,589
      Payroll Liabilities                                                         8,232      62,125      54,000
      Notes Payable-Current Portion (Notes 9 & 10)
          Note Payable - Cascade Partners                                             -      25,929
          Note Payable - XXXLLC                                                       -     112,000     150,000
          Note Payable-Bank                                                      17,420
      Contingent Contract Payable (Note 3)                                      150,000
      Reserve for Customer Prepaid Balances                                      46,927
                                                                            ------------  ----------  ----------
      Total Current Liabilities                                               1,661,668     206,063     304,589
                                                                            ------------  ----------  ----------
    Long Term Liabilities
      Due to EasyTel USA for Telecommunication Equipment                        615,150
      Shareholder Advances                                                      121,651
      Note Payable-Bank (Note 9)                                                 30,300
                                                                            ------------  ----------  ----------
  Total Liabilities                                                           2,428,769     206,063     304,589
                                                                            ------------  ----------  ----------

  Shareholders equity
    Common Stock-No Par
      Common Stock - No Par, 25,000,000 Authorized                            3,440,153     922,500     641,000
      Issued and Outstanding at June 30, 2000, 10,458,540 shares
      Issued and Outstanding at 12-31-99,  8,727,459 shares
      Issued and Outstanding at 12-31-98,  8,697,459 shares
    Total Common Stock-No Par                                                 3,440,153     922,500     641,000
    Deficit accumulated during development stage (Note 2)                    (1,189,778)   (710,677)   (327,063)
    Accumulated Other Comprehensive Income (Note 18)                             17,984           -           -
                                                                            ------------  ----------  ----------
  Total Shareholders Equity (Notes 13 & 19)                                   2,268,359     211,823     313,937
                                                                            ------------  ----------  ----------
  Total Liabilities and Shareholders Equity                                   4,697,128     417,886     618,526
                                                                            ============  ==========  ==========

          The accompanying notes are an integral part of these statements

                              PACIFIC TELCOM, INC.
                  CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE


                                              6 months Ending   December 31  December 31
                                               June 30, 2000       1999         1998
                                               -------------  -------------  ----------
  Ordinary Income/Expense

      Total Sales Revenue (Note 1)             $    637,128   $    118,857   $   1,124

      Total Cost of Services Sold                   591,339        126,487      23,142

                                               -------------  -------------  ----------
    Gross Profit from Sales                          45,789         (7,630)    (22,018)
                                               -------------  -------------  ----------
      Operating Expenses
        Advertising                                   7,704          7,513       1,250
        Automobile Expense                            1,518          2,948       1,717
        Computer Parts, Software & Supplies           5,440          3,041       2,558
        Consulting Fees                              32,250         18,500      20,000
        Delivery and Messenger                        5,691          3,141       1,184
        Development and other expenses                  595          1,140     110,161
        Filing fees                                   4,206              -           -
        General and Administrative                   20,400          9,343       4,254
        Independent Contractor                       17,439         70,500       5,000
        Insurance                                     4,085          2,884       1,085
        Interest Expense                              1,736         22,027           -
        Payroll Expenses                            143,637         78,328      54,000
        Printing and Reproduction                     2,207          4,084       2,186
        Professional Fees                            41,695         64,284      37,059
        Rent                                          1,400         18,527       8,000
        Repairs                                       3,883              -           -
        Stock Transfer Fees                           2,287          3,852       2,476
        Taxes                                        10,042              -           -
        Telephone                                    24,989         11,542       3,707
        Travel & Entertainment                       90,219         56,490      10,086
        Utilities                                     1,005          2,996          50
                                               -------------  -------------  ----------
      Total Expense                                 422,428        381,139     264,773
                                               -------------  -------------  ----------
  Net Operating Income\(Loss)                      (376,639)      (388,769)   (286,791)
  Other Income\Expense
    Total Other Income (Note 6)                     109,495         19,351       6,209
                                               -------------  -------------  ----------
    Other Expense                                    22,946
      Amortization Expense  (Notes 1& 3)             38,812
      Depreciation Expense (Notes 1& 7)             150,199         35,561      14,937
                                               -------------  -------------  ----------
    Total Other Expense                             211,957         35,561      14,937
                                               -------------  -------------  ----------
  Net Other Income\Expense                         (102,462)       (16,210)     (8,728)
                                               -------------  -------------  ----------
Income/Loss before tax                             (479,101)      (404,980)   (295,519)
                                               -------------  -------------  ----------
Tax Benefit-Deferred Tax NOL (Notes 11 & 12 )             -         21,365           -
                                               -------------  -------------  ----------
Net Income\(Loss) (Note 18)                        (479,101)      (383,615)   (295,519)
                                               =============  =============  ==========
  Per Share-Basic (Note 16)                    $      (0.04)         (0.04)      (0.03)
  Per Share-Diluted                            $      (0.04)         (0.04)      (0.03)

         The accompanying notes are an integral part of these statements

                                            PACIFIC TELECOM, INC.
                        CONSOLIDATED STATEMENT OF CHANGES IN SHARDHOLDERS EQUITY
           FOR THE PERIOD ENDED JUNE 30, 2000 AND THE YEARS ENDED DECEMBER 31, 1999 AND 1998


                                                                 Retained         Other          Total
                                         Common Stock            Earnings\    Comprehensive   Shareholders
                                     Shares        Amount         (Loss)          Income        Equity
                                 --------------  -----------  ---------------  -------------  -----------
-------------------------------  --------------  -----------  ---------------  -------------  -----------
  Balance December 31, 1997          3,449,900   $   31,000   $      (31,543)              -  $     (543)
-------------------------------  --------------  -----------  ---------------  -------------  -----------

    Net Loss for 1998                                          $    (295,519)                 $ (295,519)

    Common Stock Issued                          $  610,000


-------------------------------  --------------  -----------  ---------------  -------------  -----------
  Balance December 31, 1998          8,697,459   $  641,000   $     (327,062)              -  $  313,938
-------------------------------  --------------  -----------  ---------------  -------------  -----------

    Net Loss for 1999                                         $     (383,615)                 $ (383,615)

    Common Stock Issued                          $  281,500


-------------------------------  --------------  -----------  ---------------  -------------  -----------
  Balance December 31, 1999          8,727,459   $  922,500   $     (710,677)              -  $  211,823
===============================  ==============  ===========  ===============  =============  ===========

    Consolidated Net Loss for
    period ending June 30, 2000                                     (479,101)                   (479,101)

    Common Stock Issued                           2,517,653                                    2,517,653

    Comprehensive Income                                                              17,984      17,984

-------------------------------  --------------  -----------  ---------------  -------------  -----------
  Balance June 30, 2000             10,458,540   $3,440,153       (1,189,778)  $      17,984  $2,268,359
===============================  ==============  ===========  ===============  =============  ===========

                                         PACIFIC TELCOM, INC.
                         CONSOLIDATED STATEMENT OF CASH AND CASH EQUILIVANTS
                  for the period ending June 30, 2000 and the year ended December 31,


                                                            June 30, 2000     1999        1998
                                                             ------------  ----------  ----------
    OPERATING ACTIVITIES:

      Net Income/(Loss)                                      $  (479,101)  $(383,615)  $(295,511)

      Adjustments to reconcile Net Income
        to net cash provided by operations:
        Amortization                                              33,335           -           -
        Depreciation                                             150,199      35,528       2,038
        Non-cash gain for sale/exchange of equipment            (108,959)          -           -
        Accounts receivable (increase)\decrease                 (322,256)    (14,690)      6,098
        Subscription receivable (increase)                       (60,367)          -           -
        Notes receivable-Related Party (increase)\decrease             -     266,534    (266,534)
        Accounts Payable change increase\(decrease)            2,061,100     (69,012)     75,021
        Increase in Customer Prepaid balances                     46,927           -           -
        Payroll Liabilities change increase\(decrease            (53,893)     62,125           -
        Accounts payable change for legal services                     -     (19,500)     19,500
        Salaries Payable increase\decrease change                      -     (54,000)     54,000
        Notes Payable increase (reduction)- Cascade              (25,929)     25,929           -
        Notes Payable increase\(reduction) - XXXLLC             (112,000)    (38,000)    150,000
        Notes payable to bank current portion increase            17,420           -           -
                                                             ------------  ----------  ----------
    Net cash provided by Operating Activities:                 1,625,577    (188,701)   (255,388)
                                                             ------------  ----------  ----------

    INVESTING ACTIVITIES:
      Purchase of Telecommunication Equipment                 (2,473,900)          -           -
      Purchase of Furniture and Equipment                       (130,618)    (64,650)   (186,050)
      Purchase of EasyTel Canada                                (101,055)          -           -
      Change of Prepaid Expenses                                 (68,359)    (23,718)   (102,575)
      Other                                                          957          34           -
                                                             ------------  ----------  ----------
    Net cash provided by Investing Activities                 (2,772,975)    (88,334)   (288,625)
                                                             ------------  ----------  ----------

    FINANCING ACTIVITIES:

      Sales of Common Stock-No Par                             1,600,000     281,500     610,000

                                                             ------------  ----------  ----------
    Net cash provided by Financing Activities                  1,600,000     281,500     610,000
                                                             ------------  ----------  ----------

  Net cash increase for period                                   452,602       4,465      65,987

  Cash at beginning of period                                     69,901   $  65,436   $    (551)
                                                             ------------  ----------  ----------
Cash and cash equilivants at end of period                       382,701   $  69,901   $  65,436
                                                             ============  ==========  ==========

         The accompanying notes are an integral part of these statements

                              PACIFIC TELCOM, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                     INTERIM PERIOD ENDED JUNE 30, 2000 AND
                       YEARS ENDED DECEMBER 31, 1999, 1998


NOTE  1-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES:

This is a summary of significant accounting policies of Pacific Telcom Inc. and subsidiary EasyTel Canada. The financial statements and notes are representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

NATURE  OF  OPERATIONS

The Company is a telecommunications business. The Company has entered into a joint venture with EasyTel so that the Company can offer advanced telecommunications packages suited for business, professional and individual users.

CONSOLIDATED  STATEMENTS

The Consolidated Financial Statements include the accounts of the parent company and subsidiary (EasyTel Canada), after elimination of intercompany accounts and transactions. The accounts of the subsidiary are consolidated as of June 30, 2000. The statements are not consolidated as of December 1999 and December 1999 as EasyTel Canada was purchased on February 11, 2000.

CASH  AND  CASH  EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash in banks to be cash equivalents.

ESTIMATES  INHERENT  IN  THE  FINANCIAL  STATEMENTS

Preparing the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE  FOR  ACCOUNTS  RECEIVABLE:

A valuation allowance for accounts receivable is based on management's estimate of the amount necessary to recognize possible losses. There currently is an allowance for accounts receivable as June 30, 2000 in the amount of $42,384.

NOTE  1-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)


POLICY FOR ACCOUNTING FOR BUSINESS COMBINATIONS, ALLOCATION OF PURCHASE PRICE, AND ACQUISITION CONTINGENCIES

The Company assesses each business combination to determine whether the pooling of interests or the purchase method of accounting is appropriate. For those business combinations accounted for under the pooling of interests method, the financial statements are combined with those of the Company at their historical amounts, and, if material, all periods presented are restated as if the combination occurred on the first day of the earliest year presented. For those acquisitions accounted for using the purchase method of accounting, the Company allocates the cost of the acquired business to the assets acquired and the liabilities assumed based on estimates of fair values thereof. These estimates are revised during the allocation period as necessary when, and if, information regarding contingencies becomes available to define and quantify assets acquired and liabilities assumed. The allocation period varies but does not exceed one year. To the extent contingencies are resolved or settled during the allocation period, such items are included in the revised allocation of the purchase price. After the allocation period, the effect of changes in such contingencies is included in results of operations in the periods in which the adjustments are determined.

In certain business combinations, the Company agrees to pay additional amounts to the seller's contingent upon achievement of certain conditions. Contingent payments, when incurred, are recorded as purchase price adjustments, based on the nature of each contingent payment.

ACCOUNTING  POLICY  FOR  GOODWILL

Cost in excess of net assets of the business acquired (goodwill) represents the unamortized excess of the cost of acquiring a business over the fair values of the net assets received at the date of acquisition. It is being amortized on a straight-line basis over periods of 15 years and is stated net of accumulated amortization of $33,335 and at June 30, 2000. Amortization expense charged to operations was $33,335 for the period ending June 30, 2000.

PROPERTY  AND  EQUIPMENT  AND  DEPRECIATION  METHODS

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. The Company uses other depreciation methods (generally accelerated) for tax purposes where appropriate. The estimated useful lives for significant property and equipment categories are as follows:

Vehicles                    3  to  5  years
Furniture and equipment     3  to  10  years

NOTE  1-SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED):


ADVERTISING  COSTS

Advertising expenditures are expensed when incurred. Total advertising expenses were $12,500 for the period ending June 30, 2000, $7,513 in 1999 and $1,250 in 1998.

CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior years' financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations or retained earnings.

NOTE  2-REALIZATION  OF  ASSETS:

As shown in the accompanying financial statements, the Company incurred a net loss of $479,101, $383,615 and $295,519 during the 6-month period ending June 30, 2000 and the years ended December 31, 1999, and December 31, 1998. The Company's current liabilities exceeded its current assets by $887,752 as of June 30, 2000. However, most of the current liabilities are payable to the company's joint venture partner, EasyTel USA for equipment to be placed into service.

Company management have projected sales revenue, based on current activity, to meet and exceed, the operating needs of the company in the current operating year ended December 31, 2000.

These factors, as well as the uncertain conditions that the Company faces relative to its continued ability to raise capital and conduct operations create an uncertainty as to the Company's ability to continue as a going concern. The Company has developed a plan to raise capital, and has currently met the capital goals of management through sales of stock to shareholders, and has additional commitments. The ability of the Company to continue as a going concern is dependent upon the continued success of the plan. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company has an outstanding Private Placement Offering for $5,000,000. Subsequent to December 31, 1999, and in the first six months of 2000, the Company has raised $1,600,000 in additional capital and has additional commitments for $2,100,000 by the Placement closing date of October 31, 2000.

NOTE  2(A)-SUBSEQUENT  EVENTS

Subsequent to June 30, 2000, the Company is in the process of securing an equipment leases for additional expansion into other market areas.

On September 14, 2000, the Board of Directors approved a resolution for the Company to issue up to $10,000,000 in Medium-Term, Convertible, 9% Capital Notes in increments of $500,000 per Capital Note. The underwriting firm has approved this offering.

NOTE  3-PURCHASE  OF  EASYTEL  CANADA

On February 11, 2000, the Company acquired EasyTel Canada, which is involved in the development of the telecommunications business in Canada. The acquisition, which was accomplished through the issuance of common stock and cash, was accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company's consolidated financial statements since the date of acquisition. The purchase price of approximately $1,171,000 was allocated to the individual assets acquired and liabilities assumed based upon their respective estimated fair values at the effective date of acquisition. The transaction resulted in cost in excess of net assets acquired of approximately $1,000,000, of which $90,510 was allocated to Licenses and the remainder to Goodwill.

NOTE  4-EXCLUSIVE  RIGHTS

In a special meeting of the shareholders on April 2, 1998, the shareholders approved the issuance of shares (not to exceed 10% of the current number of issued shares) to the shareholders of EasyTel Inc. (a Nevada Corporation) for the purpose of acquiring the marketing and reselling rights of the products and services of EasyTel Inc.

NOTE  5-ACCOUNTS  RECEIVABLE  EASYTEL-JOINT  VENTURE

The accounts receivable are due from the joint venture partner, EasyTel USA. Revenue of the company is shared with EasyTel USA in exchange for the use of the technology for the telecommunications platforms. The revenue share with EasyTel USA is 50% of gross revenue.

NOTE  6-UNUSUAL  OR  NONRECURRING  INCOME  WITH  JOINT  VENTURE  PARTNER

The results of operations for the second quarter of 2000 include (1) a $108,959 nonrecurring, non-cash, other consulting income derived from EasyTel USA (a related party) for the sale and exchange of telecommunication equipment.

NOTE  7-FIXED  ASSETS  AND  DEPRECIATION  EXPENSE

Premises and equipment consisted of the following for the 6 month period ending June 30,200 and for the years ending at December 31:

                                              June 30      1999       1998
                                            -----------  ---------  ---------
     Telecommunications Platform Equipment  $2,654,461   $180,561   $180,561
     Furniture and Equipment                   213,655     83,037     18,387

     Less: accumulated depreciation           (250,641)   (50,498)   (14,937)
                                            -----------  ---------  ---------
                                             2,617,475    213,100    184,011

Depreciation expense for the 6 months ended June 30, 2000, 1999 and 1998 was $150,199, $35,561 and $14,937 respectively.

NOTE  8-PRINT  MEDIA  DUE

Print media due represents media/barter credit from MRI International that was granted in exchange for stock issuance. The credit is for media that is available at the time of booking and does not have a cash redemption value, and the estimated value is stated in terms of media time credits and not cash value.

NOTE  9-BANK  LOAN

The company assumed a bank loan with the purchase of EasyTel Canada. A portion of the cash proceeds ($32,500) paid to the seller was assigned as collateral for the loan. The loan bears interest at prime plus 3 % and matures in June 2003. Payments are made monthly consisting of $2,167 of principal plus interest.

NOTE  10-NOTES  PAYABLE

Notes payable to Cascade Partners and XXXLLC represent current obligations of the company. The note payable to XXX LLC is dated 12-31-98 with interest at 6% and was paid in full subsequent to December 31, 1999.

The  note  to Cascade Partners was paid in full subsequent to December 31, 1999.


NOTE  11-INCOME  TAXES

The  provision  for  income  taxes  consists  of  the  following:


                         DECEMBER 31,
                            1999      1998
                          --------  --------
Currently Payable:
     Federal                    0         0
     State                      0         0
Deferred Tax Expense          (21)       (0)
                          --------  --------
Total                         (21)        0
                          --------  --------

The net deferred tax liability on the balance sheet at December 31, 1998 consists of the following:


                         DECEMBER 31,
                            1999      1998
Deferred Tax Assets            21         -
                          --------  --------
Deferred Tax Liabilities        -         -
                               21         -
                          --------  --------


The net deferred federal income tax asset resulting from differences between financial reporting and tax bases for depreciation. There was no valuation allowance for deferred tax assets as of December 31, 1999. The Company has determined that it is not required to establish a valuation allowance for the deferred tax assets as management believes it is more likely than not that the deferred tax asset of $21,000 will be realized principally through carry forward of taxable income in future years.

NOTE  12-NON-CAPITAL  LOSS  CARRYFORWARD

The company has non-capital loss carryforwards to reduce taxable income. Pacific Telcom Inc. has net operating loss carryforwards available of $788,943 that expire in years 2011 through 2019. EasyTel Canada has loss carryforwards of $494,000 that expire in years 2005 through 2007.

NOTE  13-STOCKHOLDERS'  EQUITY

On May 07, 1991, the number of authorized shares of common stock was increased from 1,000,000 to 25,000,000 shares. The shares have no par value and no market.

NOTE  14-RELATED  PARTY  TRANSACTIONS

The following transactions occurred between the Company and other affiliated parities:

1. Shares were issued for organizational services to the only three stockholders in the amounts stated below:

     Edward  L.  Daniel          1,168,000
     Kenneth  G.  Mason          1,364,000
     Bill  J.  Angelos,  Jr.     1,317,900

2. Kenneth G. Mason is the company legal advisor and also a major shareholder.


NOTE  15-LEASE  OBLIGATION

The Company has entered into an operating lease agreement for its corporate office on March 27, 2000 for one year. The annual rent of $41,666 was prepaid. The Company records monthly rent expense equal to the total paid over the lease term, divided by the number of months of the lease term. The Company has an option to renew the lease for one year at a maximum increase of 4%.

NOTE  16-EARNING  PER  SHARE

Basic  net earnings (loss) per common share is computed by dividing net earnings
(loss) applicable to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net earnings (loss) per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilative effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options.

NOTE  17-EMPLOYMENT  AGREEMENTS  WITH  RELATED  PARTIES

The company has entered into employment agreements with the following shareholder-officers with basic terms of the agreement as follows:

     Name              Term      Base  Compensation      Bonus Compensation
     ----              ----      ------------------      ------------------

Bill J. Angelos, Jr.   5 years   $10,000 per month       1\2 of 1% of net income
                                 Plus $500 increases
                                 for new Geographic markets

NOTE  18-COMPREHENSIVE  INCOME

Comprehensive income consists of net income and other gains and losses affecting shareholders' equity that, under generally accepted accounting principles are excluded from net income. For the Company, such items consist primarily of foreign currency translation gains and losses. The changes in the components of other comprehensive income (loss) are as follows:


                    -------------------
                           2000
                    -------------------
                     Pre-Tax     Tax
                     Amount    Expense
                    ---------  --------
Net Loss            (479,101)  $      0
                    ---------  --------
Foreign currency
  translation         17,984   $      0
  adjustments
Total other
Comprehensive loss  (461,117)  $      0
                    =========  ========


NOTE  19-  STOCK  TRANSACTIONS

On March 26, 1998, the Board of Directors declared a hundred-for-one stock split and a cash dividend of $.07 per share for the first half of 1998. In addition, the shareholders approved a resolution increasing the number of shares authorized to 10 million of no par stock.

On April 24, 1998, the Board of Directors declared a three-for-two stock split of the then currently issued and outstanding shares. All share and per share amounts have been restated to retroactively reflect these stock splits.

(A)     EXHIBITS

The following exhibits are filed with this registration statement:

Exhibit
Number    Exhibit Name
-------   ------------

3.1      Articles  of  Incorporation

3.2      Amendment  to  the  Articles  of  Incorporation

3.3      Amendment  to  the  Articles  of  Incorporation

3.4      By-Laws

3.5      Letter Of Good Standing from the State of Illinois

4.1      Sample  Stock  Certificate  of  the  Registrant

5.1      Legality Opinion Letter

10.1     Strategic  Alliance  Agreement  -  EasyTel/Pacific  TelCom

10.2     Addendum  to  Strategic  Alliance  Agreement

10.3     Alliance  Agreement  -  ILD

10.4     Alliance  Agreement  -  INA

10.5     Alliance  Agreement  -  ProNet

10.6     Alliance  Agreement  -  IC

10.7     Alliance  Agreement  -  N21

10.8     Stock  Purchase  Agreement  -  M&M

10.9     Exhibit  to  Stock  Purchase  Agreement  -  M&M

10.10    Asset Purchase Agreement  -  Axxon

10.11    Exhibit  to  Asset  Purchase  Agreement  -  Axxon

10.12    Stock  Purchase  Agreement  -  EasyTel  Canada  (Dated  2/11)

10.13    Exhibits  to  Stock  Purchase  Agreement - EasyTel Canada (Dated 2/11)

10.14    Termination  of Stock Purchase Agreement - EasyTel Canada (Dated 2/11)

10.15    Stock  Purchase  Agreement  -  EasyTel  Canada  (Dated  11/6)

10.16    Exhibits  to  Stock  Purchase  Agreement - EasyTel Canada (Dated 11/6)

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PACIFIC  TELCOM,  INC.
                                          (Registrant)


Date: November 9, 2000                    By /s/  Bill J. Angelos, Jr.
                                          ------------------------------------
                                          Bill J. Angelos, Jr.,
                                          Chairman and Chief Executive Officer